UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Campbell Soup Company

(Name of Issuer)

Capital Stock, par value $.0375

(Title of Class of Securities)

134429109

(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109
1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 134429109
1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”), and amends the Schedule 13D filed on August 9, 2018, as amended by Amendment No. 1 thereto filed on September 7, 2018, Amendment No. 2 thereto filed on October 9, 2018, Amendment No. 3 thereto filed on November 9, 2018, Amendment No. 4 thereto filed on November 27, 2018 and Amendment No. 5 thereto filed on September 4, 2019 (the “Original Schedule 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.
This Amendment No. 6 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).
This Amendment No. 6 is being filed to amend Item 4 and Item 5 as follows:
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplementally amended as follows:
The Funds have sold a portion of the Capital Stock owned thereby in open market transactions, as described in further detail in Item 5 below. The Reporting Persons’ decision to cause the Funds to sell a portion of the Capital Stock owned thereby was a result of portfolio management determinations, as the Funds’ position in the Capital Stock has appreciated significantly since the original investment was made in 2018. The Reporting Persons are pleased with the performance of the Issuer, confident in its ability to continue to create value for shareholders under the leadership of its chief executive officer, and plan to continue working with the Board of Directors and management to create value for all shareholders.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is amended and restated to read as follows:
 (a) (b) As of the date hereof, the Reporting Persons beneficially own 12,500,000 shares of Capital Stock, which represents approximately 4.14% of the outstanding Capital Stock.  The percentage of the Capital Stock outstanding reported in this Schedule 13D was calculated based upon the 301,655,347 shares of Capital Stock outstanding as of November 25, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 2019, filed by the Issuer with the Securities and Exchange Commission on December 4, 2019.  Each of the Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds.
 (c)          Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 7, 2020.
(d)          Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Capital Stock reported herein as beneficially owned by the Reporting Persons.
(e)          As a result of the transactions described in Item 4 of this Amendment No. 6, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: January 7, 2020
	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

DANIEL S. LOEB

Date: January 7, 2020
	By:	/s/ William Song
		Name:	William Song
		Title:	Attorney-in-Fact

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Capital Stock which was effectuated by the Funds during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 7, 2020. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.
Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
11/5/2019	(100,000)	$46.50
11/7/2019	100,000	$46.28
11/7/2019	(100,000)	$46.20
12/3/2019	(50,000)	$47.73
12/3/2019	46,900	$47.14
12/3/2019	(46,900)	$47.14
12/31/2019	141,700	$49.42
12/31/2019	(141,700)	$49.42
1/6/2020	(145,000)	$48.46
1/6/2020	(1,755,000)	$48.45